Exhibit 99.1

June 17, 2016

Securities and Exchange Commission

450 Fifth Street, NW

Washington, D.C. 20549

We have read the statement made by Dehaier Medical Systems Limited (the “Company”), which was filed with the Securities and Exchange Commission, pursuant to Form 6-K of the Company dated June 17, 2016.

We have no basis to agree or disagree with the statements contained therein.

/s/ Friedman LLP

New York, New York